UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                             APAC TeleServices, Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    00185E106
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     /X/  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13G

CUSIP No.    00185E106
___________________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert H. Wicklein, John J. Abens, Thomas A. Dattilo and M. Christine Schwartz as Trustees of Trust Four Hundred Thirty, created under Trust Agreement dated April 2, 1994 (the "Trust Four Hundred Thirty")

___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

___________________________________________________________________________
3    SEC USE ONLY

___________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION


___________________________________________________________________________
                    5    SOLE VOTING POWER
  NUMBER OF
                         2,615,000
   SHARES           _______________________________________________________
                    6    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          _______________________________________________________
                    7    SOLE DISPOSITIVE POWER
    EACH
                         2,615,000
  REPORTING         _______________________________________________________
                    8    SHARED DISPOSITIVE POWER
 PERSON WITH

___________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,615,000
___________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                         / /


___________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.3369%
___________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     OO
___________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

     APAC TeleServices, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     One Parkway North Center
     Suite 510
     Deerfield, Illinois 60015

Item 2(a) Name of Person Filing:

     Trust Four Hundred Thirty

Item 2(b) Address of Principal Business Office

     c/o TCS Group, L.L.C.
     1200 Shermer Road, Suite 212
     Northbrook, IL 60062

Item 2(c) Citizenship:

     USA

Item 2(d) Title of Class of Securities:

     Common Shares

Item 2(e) CUSIP Number:

     00185E106

Item 3.   If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
          (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ]  An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to 240.13d-1(c), check this box. [
]

Item 4.   Ownership:

     (a)  Amount beneficially owned:    2,615,000

     (b)  Percent of class:             5.3369%

     (c)  Number of shares as to which the person has:

          (i)       Sole power to vote or to direct the vote 2,615,000

          (ii)      Shared power to vote or to direct the vote

          (iii)     Sole power to dispose or to direct the disposition of
                    2,615,000

          (iv)      Shared power to dispose or to direct the disposition of

Item 5.   Ownership of Five Percent or Less of a Class:

     N/A

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     N/A

Item 8.   Identification and Classification of Members of the Group:

     N/A

Item 9.   Notice of Dissolution of Group:

     N/A

Item 10.  Certification:

     N/A



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated Sept. 10, 1998



                                   /s/ John J. Abens
                                   John J. Abens, on behalf of
                                     Trust Four Hundred Thirty


Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001)